UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Donnelley Financial Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25787G100

(CUSIP Number)

JEFFREY Jacobowitz

SIMCOE CAPITAL MANAGEMENT, LLC

509 Madison Avenue, Suite 2200

New York, New York 10022

(212) 448-7400

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25787G100

1	NAME OF REPORTING PERSON

SIMCOE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,701,643
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,701,643
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,701,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 25787G100

1	NAME OF REPORTING PERSON

SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,457,535
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,457,535
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,457,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 25787G100

1	NAME OF REPORTING PERSON

SIMCOE SELECT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 25787G100

1	NAME OF REPORTING PERSON

SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,557,535
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,557,535
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 25787G100

1	NAME OF REPORTING PERSON

SDR PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		144,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

144,108
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

144,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 25787G100

1	NAME OF REPORTING PERSON

JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,701,643
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,701,643
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,701,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 25787G100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Simcoe Partners, L.P., a Delaware limited partnership (“Simcoe Partners”);
(ii)	Simcoe Select, L.P., a Delaware limited partnership (“Simcoe Select”);
(iii)	Simcoe Management Company, LLC, a Delaware limited liability company (“Simcoe Management”), which serves as the general partner of Simcoe Partners and Simcoe Select;
(iv)	SDR Partners, LLC, a Delaware limited liability company (“SDR Partners”);
(v)	Simcoe Capital Management, LLC, a Delaware limited liability company (“Simcoe Capital”), which serves as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners; and
(vi)	Jeffrey Jacobowitz, who serves as the Managing Member of each of Simcoe Management and Simcoe Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 509 Madison Avenue, Suite 2200, New York, New York 10022.

(c)       The principal business of each of Simcoe Partners, Simcoe Select and SDR Partners is investing in securities. The principal business of Simcoe Management is serving as the general partner of Simcoe Partners and Simcoe Select. The principal business of Simcoe Capital is serving as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners. Mr. Jacobowitz is the Managing Member of each of Simcoe Management and Simcoe Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Jacobowitz is a citizen of the United States of America.

8

CUSIP NO. 25787G100

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Simcoe Partners, Simcoe Select and SDR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,457,535 Shares directly owned by Simcoe Partners is approximately $41,734,521, including brokerage commissions. The aggregate purchase price of the 100,000 Shares directly owned by Simcoe Select is approximately $1,513,419, including brokerage commissions. The aggregate purchase price of the 144,108 Shares directly owned by SDR Partners is approximately $2,391,262, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 17, 2019, the Issuer entered into an Agreement with Simcoe Capital (the “Agreement”), and, solely for purposes of Section 2(g) thereof, Jeffrey Jacobowitz, regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Board will increase the size of the Board to nine (9) members, effective as of the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”), and the Board will nominate Mr. Jacobowitz (the “Investor Nominee”), together with the other persons included in the Issuer’s slate of nominees for election as director at the 2019 Annual Meeting. The Board further agreed to recommend that the stockholders of the Issuer vote to elect the Investor Nominee as director and the Issuer will use its reasonable best efforts to obtain the election of the Investor Nominee at the 2019 Annual Meeting. The Agreement also provides that, should the Investor Nominee be elected at the 2019 Annual Meeting, the Board will also nominate and recommend the Investor Nominee for election at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”) and the Issuer will again use its reasonable best efforts to obtain the election of the Investor Nominee at the 2020 Annual Meeting. The Agreement further provides that commencing with the date of the Agreement through the date of the 2019 Annual Meeting, the Investor Nominee shall be a non-voting observer to the Board.

Pursuant to the terms of the Agreement, Simcoe Capital agreed to cause all Shares of the Issuer beneficially owned, directly or indirectly, by it, or by any of its affiliates or associates to be present in person or by proxy for quorum purposes and to be voted at any meeting of stockholders or at any adjournments or postponements thereof, and to consent in connection with any action by consent in lieu of a meeting, (i) in favor of each director nominated and recommended by the Board for election at any such meeting (including the Investor Nominee), (ii) against any stockholder nominations for director that are not approved and recommended by the Board for election at any such meeting and against any proposals or resolutions to remove any member of the Board and (iii) in accordance with recommendations by the Board on all other proposals or business not related to an Extraordinary Transaction (as defined below) that the Investor Nominee, in his capacity as a director of the Issuer, has voted against that may be the subject of stockholder action at such meetings; provided, however, that in the event both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to the Issuer’s “say-on-pay” proposal, Simcoe Capital shall be permitted to vote in accordance with the ISS and Glass Lewis recommendation.

9

CUSIP NO. 25787G100

Simcoe Capital also agreed to certain customary standstill provisions, effective as of the date of the Agreement until the earlier of (i) the date that is thirty (30) calendar days prior to any applicable deadline by which a stockholder must give notice to the Issuer of its intention to nominate a director for election at or bring other business before the 2021 annual meeting of stockholders under the Issuer’s By-laws and (ii) any material breach of the Agreement by the Issuer (provided that the Issuer will have ten (10) business days following written notice from Investor of material breach to remedy such material breach if capable of remedy) (such period, the “Cooperation Period”). The standstill provisions generally prohibit Simcoe Capital from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) seeking the removal of directors; (iv) making stockholder proposals or offers with respect to any tender offer, exchange offer, merger, amalgamation, acquisition, recapitalization, consolidation, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving the Issuer or any of its subsidiaries (each, an “Extraordinary Transaction”) or joint ventures; or (v) seeking Board representation other than as provided in the Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,100,000 Shares outstanding, as of November 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018.

A.	Simcoe Partners
(a)	As of the date hereof, Simcoe Partners directly owned 2,457,535 Shares.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,457,535
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,457,535
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Simcoe Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Simcoe Select
(a)	As of the date hereof, Simcoe Select directly owned 100,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Simcoe Select during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP NO. 25787G100

C.	Simcoe Management
(a)	Simcoe Management, as the general partner of Simcoe Partners and Simcoe Select, may be deemed the beneficial owner of the (i) 2,457,535 Shares owned by Simcoe Partners and (ii) 100,000 Shares owned by Simcoe Select.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 2,557,535 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,557,535

4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Management has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Simcoe Partners and Simcoe Select since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	SDR Partners
(a)	As of the date hereof, SDR Partners directly owned 144,108 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 144,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 144,108
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SDR Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Simcoe Capital
(a)	Simcoe Capital, as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners, may be deemed the beneficial owner of the (i) 2,457,535 Shares owned by Simcoe Partners, (ii) 100,000 Shares owned by Simcoe Select and (iii) 144,108 Shares owned by SDR Partners.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 2,701,643 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,701,643

4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of each of Simcoe Partners, Simcoe Capital and SDR Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP NO. 25787G100

F.	Mr. Jacobowitz
(a)	Mr. Jacobowitz, as Managing Member of each of Simcoe Management and Simcoe Capital, may be deemed the beneficial owner of the (i) 2,457,535 Shares owned by Simcoe Partners, (ii) 100,000 Shares owned by Simcoe Select and (iii) 144,108 Shares owned by SDR Partners.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 2,701,643 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,701,643

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Jacobowitz has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of each of Simcoe Partners, Simcoe Select and SDR Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 17, 2019, Simcoe Capital, the Issuer, and, solely for purposes of Section 2(g) thereof, Mr. Jacobowitz, entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On February 19, 2019, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement by and among Simcoe Capital Management, LLC, Donnelley Financial Solutions, Inc., and, solely for purposes of Section 2(g), Jeffrey Jacobowitz, dated February 17, 2019.
99.2	Joint Filing Agreement by and among Simcoe Partners, L.P., Simcoe Select, L.P., SDR Partners, LLC, Simcoe Management Company, LLC, Simcoe Capital Management, LLC and Jeffrey Jacobowitz, dated February 19, 2019.

12

CUSIP NO. 25787G100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2019

Simcoe Partners, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SIMCOE SELECT, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Management Company, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SDR Partners, LLC

By:	Simcoe Capital Management, LLC Investment Manager

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Capital Management, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

13

CUSIP NO. 25787G100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

Simcoe Partners, L.P.

65,150	13.7663	01/18/2019
9,552	15.2235	02/04/2019
10,918	15.5183	02/05/2019
36,311	15.7035	02/06/2019

Simcoe Select, L.P.

18,074	14.9876	01/07/2019
3,834	14.9993	01/08/2019
3,540	15.4498	01/11/2019
40,482	15.5102	01/14/2019
200	15.4880	01/15/2019
33,870	14.7432	01/17/2019

SDR PArtners, LLC

9,850	13.7663	01/18/2019
359	15.2235	02/04/2019
411	15.5183	02/05/2019
1,367	15.7035	02/06/2019